Exhibit (h)(3)

GOTTEX TRUST

FEE WAIVER AND EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS FEE WAIVER AND EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of the 13th day of November, 2013, by and between Gottex Trust, a Delaware statutory trust, on behalf of the Gottex Endowment Strategy Fund (the “Fund”), and Gottex Fund Management Ltd., a Delaware corporation (“Gottex”):

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, open-end, management investment company; and

WHEREAS, Gottex serves as the investment adviser of the Fund pursuant to an Investment Advisory Agreement between Gottex and the Trust, on behalf of the Fund, dated as of November 13, 2013 (the “Investment Advisory Agreement”);

NOW, THEREFORE, the parties hereto agree as follows:

1.    Gottex (or an affiliate of Gottex) agrees for the Initial Period and any Renewal Period (each defined below) to waive the advisory fees to which it is entitled to be paid and/or to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding any taxes, interest, brokerage commissions, dividends on short sales, and non-recurring or extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of each class of the Fund to the percent per annum of the Fund's average daily net assets set forth on Exhibit A hereto (the “Expense Limitation”). In addition, Acquired Fund Fees and Expenses are not included in the Expense Limitation as they do not represent direct expenses of the Fund, but represent indirect expenses incurred by the Fund and its shareholders.

2.    In consideration of Gottex's agreement to limit the Fund's expenses, the Fund will carry forward the amount of advisory fees waived and expenses paid or absorbed by Gottex (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which the expenses were incurred and will reimburse Gottex (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time of reimbursement.

3.     This Agreement shall take effect on the date first set forth above (the “Effective Date”) and shall remain in effect for a period of two years from the date of its execution (the “Initial Period”), and will continue in effect from year to year thereafter (each a “Renewal Period”) upon mutual agreement of the Trust, on behalf of the Fund, and Gottex, unless and until terminated by providing written notice of such termination at least 60 days prior to the end of the Initial Period or any Renewal Period. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

4.     This Agreement shall be construed in accordance with the laws of the State of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5.    This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

GOTTEX TRUST, on behalf of GOTTEX ENDOWMENT STRATEGY FUND

By: /s/ William Landes
Name: William Landes
Title: President and Chief Executive Officer

GOTTEX FUND MANAGEMENT LTD.

By: /s/ William H. Woolverton
Name: William H. Woolverton
Title: Senior Managing Director and General Counsel

EXHIBIT A

Fund	Class Expense	Limitation

Gottex Endowment Strategy Fund	Class A	1.99%

Gottex Endowment Strategy Fund	Class I	1.74%